PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 30, 1997)

                                  $400,000,000

  [POTASH LOGO]    POTASH CORPORATION OF SASKATCHEWAN INC.

                         7.125% NOTES DUE JUNE 15, 2007

                               ------------------

     Potash Corporation of Saskatchewan Inc. ("PCS") is offering $400,000,000 principal amount of its 7.125% Notes due June 15, 2007 (the "Notes"). Interest on the Notes will be payable semi-annually in arrears on each June 15 and December 15, commencing December 15, 1997. The Notes will mature on June 15, 2007. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of the Notes."

     The Notes will be represented by one or more fully-registered notes in book-entry form (the "Global Securities") registered in the name of a nominee of The Depositary Trust Company ("DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described in "Description of the Notes -- Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All Payments of principal and interest in respect of the Notes will be made by PCS in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."
                               ------------------
     PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES MAY NOT BE FULLY DESCRIBED HEREIN.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                      UNDERWRITING
                                                   PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                   PUBLIC(1)         COMMISSIONS(2)          PCS(1)(3)
------------------------------------------------------------------------------------------------------------
Per Note                                            99.332%              0.650%               98.682%
------------------------------------------------------------------------------------------------------------
Total                                            $397,328,000          $2,600,000          $394,728,000
============================================================================================================

   (1) Plus accrued interest, if any, from June 16, 1997.
   (2) PCS has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
   (3) Before deducting expenses payable by PCS estimated to be $360,000.

                               ------------------

     The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC, on or about June 16, 1997.
                               ------------------

SMITH BARNEY INC.
                     DONALDSON, LUFKIN & JENRETTE
                          SECURITIES CORPORATION

                                      MERRILL LYNCH & CO.

                                                    J.P. MORGAN & CO.

June 11, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The Company is one of the world's largest integrated fertilizer companies with significant market share in each of the three primary fertilizer products -- potash, phosphate and nitrogen. In 1996, the PCS's potash production represented 15% of global production, 23% of global potash capacity and an estimated 41% of global potash excess capacity. The Company is the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity. The Company believes its potash and phosphate reserves to be the largest in North America.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for cash of $555 million and 8,030,236 common shares of PCS. Since acquiring Arcadian Corporation, the Company has become the largest producer and marketer of nitrogen fertilizer and chemical products in the Western hemisphere. Arcadian Corporation now operates under the name PCS Nitrogen, Inc. In 1996, sales of Arcadian Corporation were divided approximately 60% to agricultural customers and 40% to industrial customers.

     The Company's products are used for agricultural and industrial purposes as well as for food ingredients. The Company produces and sells potash, solid phosphate fertilizers (principally diammonium phosphate ("DAP")), liquid phosphate fertilizers, phosphate feed supplements, purified phosphoric acid, ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. The Company produces potash from six mines in Saskatchewan (five of which it owns and operates), one in New Brunswick and one in Utah. The Company operates the world's largest vertically integrated phosphate mine and processing plant, which is located in North Carolina, a phosphate mine and two chemical plant complexes in northern Florida and seven phosphate feed plants in the United States. In addition, the Company manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama. As a result of the acquisition of Arcadian Corporation, the Company acquired eight sites dedicated to the production of nitrogen-related products, one of which also produces phosphate-related products.

                             FINANCIAL INFORMATION

     The following sets forth selected historical and pro forma consolidated financial information of PCS for the periods indicated. The summary historical consolidated financial information is presented in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and the unaudited consolidated interim financial statements for each of the three-month periods ended March 31, 1996 and 1997, incorporated by reference in the accompanying Prospectus. For a discussion of the principal differences between GAAP and U.S. generally accepted accounting principles, see Note 25 to the Consolidated Financial Statements. The historical consolidated financial information for each of the years in the five-year period ended December 31, 1996 are derived from consolidated financial statements of PCS audited by Deloitte & Touche. The historical consolidated financial information for each of the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated interim financial statements of PCS incorporated by reference in the Prospectus. The three-month results are not necessarily indicative of the results that may be expected for any other period or a full year. The pro forma income statement data for the year ended December 31, 1996 gives effect to the acquisition of Arcadian Corporation (the "Arcadian Acquisition") as if it had occurred at the beginning of such period. The pro forma financial information does not purport to be indicative of PCS's results of operations that would actually have been obtained if the Arcadian Acquisition had been completed on such date or to project PCS's results of operations at any future date or for any future period.

                             THREE MONTHS                               YEAR ENDED DECEMBER 31,
                            ENDED MARCH 31,      ---------------------------------------------------------------------
                         ---------------------   PRO FORMA
                          1997(1)      1996        1996        1996       1995(2)      1994        1993        1992
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Net sales..............    464,834     366,871   2,604,608   1,403,868     856,080     363,117     212,193     214,083
Operating income.......     90,513      87,122    580,672      299,492     224,249      98,475      56,869      50,587
Net income.............     56,365      63,678    353,687      209,036     159,486      91,219      44,697      39,875
Net income per share...       1.18        1.40       6.60         4.59        3.68        2.12        1.13        1.03
FINANCIAL POSITION DATA
  (AT END OF PERIOD):
Working capital........    334,974     210,919                 278,801     136,078     103,281      36,985      70,912
Total assets...........  4,446,617   2,525,099               2,494,387   2,581,817   1,027,766   1,036,490     915,049
Long-term debt.........  1,365,791     714,417                 619,963     714,498       2,000      20,128      48,900
Shareholders' equity...  2,021,247   1,295,573               1,405,496   1,241,875     964,334     903,719     809,460
OTHER FINANCIAL DATA:
Operating cash flow....     82,565      68,644                 296,186     233,483     150,705      49,773      57,416
Capital expenditures...     25,282       8,384                  58,939      39,596      16,751      15,796       9,872
Ratio of earnings to
  fixed charges(3).....       5.36        5.51       5.04         5.48        4.67       14.20        5.03        4.54

---------------
Notes:

(1) The Company acquired Arcadian Corporation on March 6, 1997.
(2) The Company acquired Texasgulf Inc. in April 1995 and White Springs Agricultural Chemicals, Inc. in October 1995.
(3) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income, and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                   CAPITALIZATION

     The following table sets forth the consolidated capitalization of PCS at March 31, 1997, and as adjusted to give effect to the issuance and sale of the Notes and application of the estimated net proceeds therefrom as if such issuance and sale and application of proceeds had occurred on March 31, 1997.

                                                                         AT MARCH 31, 1977
                                                                     --------------------------
                                                                       (THOUSANDS OF DOLLARS)
                                                                            (UNAUDITED)
                                                                     OUTSTANDING    AS ADJUSTED
                                                                     -----------    -----------
Cash..............................................................   $    81,035    $    78,075(1)
                                                                       =========      =========
Short-term debt...................................................   $   140,000    $   140,000
                                                                       =========      =========
Long-term obligations under capital leases........................   $     1,391    $     1,391
Long-term debt
     Existing credit facility.....................................     1,320,000        920,000
     Notes offered hereby.........................................             0        400,000
     Senior notes.................................................           900            900
     Industrial revenue and pollution control obligations.........        43,800         43,800
                                                                     -----------    -----------
          Total Long-term Obligations.............................     1,366,091      1,366,091
                                                                     -----------    -----------
Shareholders' Equity
Share capital
     Unlimited authorization of common shares; issued and
      outstanding: 53,662,876 shares..............................     1,204,192      1,204,192
Contributed surplus...............................................       336,486        336,486
Retained earnings.................................................       480,569        480,569
                                                                     -----------    -----------
          Total Shareholders' Equity..............................     2,021,247      2,021,247
                                                                     -----------    -----------
               Total Capitalization...............................   $ 3,387,338    $ 3,387,338
                                                                       =========      =========

---------------

(1) Cash has been adjusted to reflect estimated expenses of $360,000 and Underwriters' discounts and commissions of 0.65% of the aggregate principal amount of the Notes.

                                USE OF PROCEEDS

     The net proceeds to PCS from the sale of the Notes will be used to repay borrowings outstanding under the Term Credit Agreement between The Bank of Nova Scotia (and other financial institutions) and PCS (the "Borrowings"). The outstanding Borrowings presently bear an interest rate of approximately 6.0% and are renewable every 364 days with the consent of the lenders. If not renewed they will be repayable in 20 quarterly installments each equal to 1% of the principal outstanding with a final payment of the remaining principal due after five years. The proceeds of the Borrowings were used to retire existing debt of PCS and to finance the acquisition and refinancing of Arcadian Corporation.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes (referred to in the Prospectus as "Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of Securities set forth in the Prospectus, to which description reference is hereby made. The following statements relating to the Notes and the Indenture between PCS and Bank of The Nova Scotia Trust Company of New York (the "Indenture Trustee"), dated as of June 16, 1997 (the "Indenture"), are summaries of provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Indenture, including the definitions therein of certain terms. (Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.)

GENERAL

     The Notes will be issued under the Indenture, and will be limited in this series to an aggregate principal amount of $400,000,000. The Notes will mature on June 15, 2007 (the "Maturity Date"). The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund provisions. The Notes will only be issued in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

     The Notes will be direct obligations of PCS and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of PCS. The Notes will be effectively subordinated to the prior claims of each secured lender to PCS to the extent of the security that secures such lender's loan. As of April 30, 1997, such loans aggregated approximately $1,367,000. Subject to certain limitations set forth in the Indenture and as described under "Description of Securities -- Certain Covenants" and "-- Merger, Consolidation or Sale" in the Prospectus, the Indenture permits PCS to incur additional secured and unsecured indebtedness.

     Reference is made to "Description of Securities -- Certain Covenants" in the Prospectus for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Indenture Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions in the Indenture described under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus will apply to the Notes. Notices and demands to or upon PCS in respect of the Notes may be served at Potash Corporation of Saskatchewan Inc., 122 -- 1st Avenue South, Saskatatoon, Saskatchewan, Canada S7K 7G3, attention:
Sr. Vice President, Finance & Treasurer.

     Except as described under "Description of Securities -- Merger, Consolidation or Sale" in the Prospectus, the Indenture does not contain any other provisions that would limit the ability of PCS to incur indebtedness or that would afford Holders of the Notes protection in the event of (a) a highly leveraged or similar transaction involving PCS, or (b) a reorganization, restructuring, merger or similar transaction involving PCS that may adversely affect the Holders of the Notes. In addition, subject to the limitations set forth under "Description of Securities -- Certain Covenants" and "-- Merger, Consolidation or Sale" in the Prospectus, PCS may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of PCS with another entity that would increase the amount of PCS's indebtedness or substantially reduce or eliminate PCS's assets, which may have an adverse effect on PCS's ability to service its indebtedness, including the Notes.

PRINCIPAL AND INTEREST

     The Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from June 16, 1997, or the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on each June 15 and December 15, commencing December 15, 1997 (each, an "Interest Payment Date"), and on the applicable Maturity Date to the persons (the "Holders") in whose names the applicable Notes are registered in the securities register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a Business Day (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months, and paid in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     The principal of Notes payable on the applicable Maturity Date will be paid against presentation and surrender of such Notes at the corporate trust office of the Indenture Trustee, located initially at One Liberty Plaza, New York, N.Y. 10006, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests with respect to the Notes. The Notes will be issued in the form of Global Securities, which will be deposited with, or on behalf of, DTC and will be registered in the name of Cede & Co., as nominee of DTC. Unless and until exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Security may not be transferred except as a whole (a) by DTC to a nominee of DTC, (b) by a nominee of DTC to DTC or another nominee of DTC or (c) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in the Global Securities will be limited to persons that have accounts with DTC for the Global Securities ("Participants") or persons that may hold interests through Participants. Upon the issuance of the Global Securities, DTC will credit, on its book-entry registration and transfer system, Participants' accounts with the respective principal amounts of the Notes represented by the Global Securities beneficially owned by such Participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Securities.

     So long as DTC or its nominee is the registered owner of the Global Securities, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Securities for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have Notes represented by the Global Securities registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form, and will not be considered the registered owners or Holders of any Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. PCS understands that under existing industry practices, if PCS requests any action of Holders or if an owner of a beneficial interest in the Global Securities desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action, or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests in the Global Securities will be made to DTC, or its nominee, as the case may be, as the registered owner of the Global Securities. None of PCS, the Indenture Trustee or any other agent of PCS or agent of the Indenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     PCS expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown on the records of DTC. PCS also expects that payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and PCS fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, PCS will issue the Notes in definitive form in exchange for the Global Securities. Any Notes issued in definitive form in exchange for the Global Securities will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Indenture Trustee. It is expected that such instructions will be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in the Global Securities.

     The following is based on information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations (collectively, "Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by PCS in immediately available funds, so long as DTC continues to make its Same-Day Funds Settlement System available to PCS.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 CREDIT RATINGS

     The following table sets forth the credit ratings of the Notes by the rating agencies indicated:

                                                                                 RANKING WITHIN
                                                                               RATING CATEGORIES
                                                                                     OF THE
                            RATING AGENCY                            RATING      RATING AGENCY
    --------------------------------------------------------------   -------   ------------------
    Moody's Investors Service.....................................    Baa2          4th of 9
    Standard & Poor's Rating Services.............................     BBB          4th of 9

     Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities rated inasmuch as such ratings do not comment on market price or suitability for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, PCS is under no obligation to update this Prospectus Supplement.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material Canadian and United States federal tax considerations that may be relevant to initial purchasers of the Notes of acquiring, owning and disposing of the Notes and, to the limited extent discussed below under "Certain United States Federal Income Tax Considerations -- Market Discount" and "-- Amortizable Premium," to subsequent holders of the Notes. This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any person purchasing and holding the Notes pursuant to this Prospectus Supplement. This discussion does not purport to deal with all aspects of Canadian and United States federal income taxation that may be relevant to a decision to acquire, hold or dispose of the Notes and does not take into account Canadian provincial or territorial tax laws, United States state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based on the Canadian and United States federal income tax laws and the regulations, administrative rulings and practice and judicial decisions thereunder as in effect on the date of this Prospectus Supplement, which are subject to change.

     EACH INVESTOR IS URGED TO CONSULT WITH SUCH INVESTOR'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF ACQUIRING, OWNING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS, the following summarizes the principal United States federal income tax considerations applicable to a U.S. Investor of acquiring, owning and disposing of Notes offered pursuant to this Prospectus Supplement. This discussion applies only to U.S. Investors who hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the United States federal income tax consequences that may be relevant to particular classes of U.S. Investors who are subject to special treatment under the United States federal income tax law, including, but not limited to, dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the Notes as a "hedge" or as part of a "straddle" or "conversion transaction" and persons owning 10% or more of the voting shares of PCS.

     Taxation of Interest Including Additional Amounts. Interest (including any Additional Amounts, as defined in the Prospectus) payable on the Notes generally will be taxable to a U.S. Investor as ordinary income at the time it accrues or is received in accordance with the U.S. Investor's method of accounting for United States federal income tax purposes. In the event that any Canadian withholding tax is imposed on the payment of interest (including Additional Amounts), a U.S. Investor generally may elect to claim either a deduction or, subject to certain limitations, a credit in computing its United States federal income tax liability for such Canadian withholding tax.

     Market Discount. The income which a U.S. Investor who acquires a Note subsequent to the initial offering at a "market discount" must recognize may be affected by the market discount provisions of the Code. Debt instruments, such as the Notes, are considered to have been purchased at a market discount if, subsequent to their original issuance, they are purchased at a price below their stated redemption price at maturity. Under the market discount rules, if a U.S. Investor purchases a Note at a market discount in excess of a statutorily-defined de minimis amount and thereafter disposes of the Note (by sale, retirement, or otherwise, including certain transactions in which gain ordinarily would not be recognized), the U.S. Investor's gain on the disposition generally will be treated as ordinary income to the extent of the accrued market discount, unless the U.S. Investor elects to include the market discount in income as it accrues.

     Amortizable Premium. If a U.S. Investor purchases a Note and immediately after the purchase its adjusted basis for the Note exceeds the sum of all amounts, other than qualified stated interest, payable on the instrument after the purchase date, the Note has "bond premium." A U.S. Investor may elect to amortize such bond premium over the remaining term of such Note, in which case generally the amount of interest that must be included in the U.S. Investor's income will be reduced by a ratable portion of the bond premium. If such an election is made to amortize the bond premium, the U.S. Investor's basis in the Note will be decreased by the bond premium as it is amortized. If an election to amortize bond premium is not made, the bond premium will decrease the gain or increase the loss otherwise recognized by the U.S. Investor upon the sale or other disposition or retirement of the Note.

     Sale, Exchange, Redemption or Repayment of the Notes. Upon the disposition of a Note by sale, exchange, redemption or repayment, a U.S. Investor generally will recognize gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income), and the U.S. Investor's tax basis in the Notes. Such gain or loss (except to the extent that the market discount rules otherwise provide) generally will constitute capital gain or loss and will be long-term capital gain or loss if such U.S. Investor has held such Security for more than one year.

     Back-up Withholding. Under the United States back-up withholding rules, a tax may be imposed at the rate of 31% on payments in respect of a Note. These back-up withholding rules may apply unless the payee (a) is a corporation or other exempt recipient and, if required, demonstrates its status as such; or (b) provides a United States taxpayer identification number ("TIN"), certifies that the TIN provided is correct and that the holder has not been notified by the Internal Revenue Service that it is subject to back-up withholding due to the under-reporting of interest or dividends, and otherwise complies with the applicable requirements of the back-up withholding rules. Any amounts withheld under the back-up withholding rules will be allowed as a refund or credit against such payee's United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service. U.S. Investors should consult their own tax advisors as to the application of the United States back-up withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Goodman Phillips & Vineberg S.E.N.C. (Montreal), Canadian tax counsel to PCS, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") generally applicable to the acquisition, ownership and disposition of Notes by an investor who throughout the period during which the investor owns Notes (a) is not resident in Canada for the purposes of the Act and who is a resident of the United States for the purposes of the Code and the Canada-United States Income Tax Convention (the "Convention"); (b) holds the Notes as capital property; (c) deals at arm's length with PCS; and (d) does not ever use or hold, and is not deemed to ever use or hold, such Notes in, or in the course of, carrying on a business in Canada (including that of providing independent personal services in Canada) and, in the case of a nonresident insurer, the Notes are not "designated insurance properties" under proposed amendments to the Act and are, in addition, not effectively connected with an insurance business carried on in Canada (a "U.S. Holder").

     This summary assumes that throughout the period the Notes are outstanding, PCS will deal with DTC and the U.S. Holder at arm's length within the meaning of the Act and that PCS will not, under any circumstances, be obliged to pay more than 25% of the aggregate principal amount of a particular series of the Notes within five years from the later of the date of issue or the date funds are advanced, except in the event of a default under the terms of the Notes of such series or of any agreement relating thereto or if the terms of the Notes of the particular series or any such agreement become unlawful or are changed by legislative, judicial or certain administrative action. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

     The payment by PCS of interest, principal or premium on the Notes to a U.S. Holder will be exempt from Canadian withholding tax. No other tax on income (including capital gains) will by payable under the Act in respect of the holding or disposition of the Notes or the receipt of interest or premium thereon by U.S. Holders. As mentioned in the opening paragraph of this section entitled "Certain Income Tax Considerations," the above discussion is a summary of the material Canadian federal income tax considerations and does not purport to deal with all aspects of Canadian income taxation. For example, the foregoing does not address the income tax consequences and implications to a U.S. Holder of (a) defeasance and covenant defeasance by PCS pursuant to Article 14 of the Indenture which is summarized under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus and accordingly no opinion is expressed as to the applicability of withholding tax to, or income tax treatment of, any payments that may thereby or thereafter be received by U.S. Holders; or (b) a successor entity assuming the payments under the Notes as described under
Article 8 of the Indenture as summarized in the "Description of Securities -- Merger, Consolidation or Sale" in the Prospectus and accordingly no opinion is expressed as to the applicability of any withholding tax to, or the income tax treatment of, any payments that may thereby or thereafter be received by U.S. Holders.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms Agreement dated June 11, 1997, which incorporates by reference the underwriting agreement dated June 11, 1997 (collectively, the "Underwriting Agreement"), between Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. (collectively, the "Underwriters") and PCS, the Underwriters have severally agreed to purchase, and PCS has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                              PRINCIPAL
                                                                              AMOUNT OF
                                 UNDERWRITERS                                   NOTES
    ----------------------------------------------------------------------   ------------
    Smith Barney Inc. ....................................................   $100,000,000
    Donaldson, Lufkin & Jenrette Securities Corporation...................    100,000,000
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.............................................    100,000,000
    J.P. Morgan Securities Inc. ..........................................    100,000,000
                                                                             ------------
                                                                             $400,000,000
                                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Notes offered hereby if any are purchased under the Underwriting Agreement.

     The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not in excess of 0.4% of the principal amount. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount to other dealers. After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

     PCS has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. PCS has been informed by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from PCS in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and the activities, if commenced, may be discontinued at any time. The transactions may be effected in the over-the-counter market or otherwise.

     The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

     Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and certain of the other Underwriters have provided investment banking services to PCS in the past. In addition, Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is a lender under PCS's Term Credit Agreement and is expected to receive a portion of the net proceeds form this offering as repayment of borrowings outstanding under the Term Credit Agreement.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS. Certain matters involving the tax laws of Canada will be passed upon by Goodman Phillips & Vineberg S.E.N.C. (Montreal), Canadian tax counsel to PCS. Certain matters involving United States laws will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York) on behalf of the Underwriters.

                   POTASH CORPORATION OF SASKATCHEWAN INC.

                                DEBT SECURITIES

     Potash Corporation of Saskatchewan Inc. ("PCS") may from time to time offer its debt securities ("Securities") up to an aggregate initial offering price not to exceed the equivalent of $1,000,000,000, in separate series, in amounts and at prices and on terms determined by market conditions at the time of the sale. The Securities may be denominated in U.S. dollars or in any other currency, currency units or composite currencies as may be designated by PCS.

     The designation, aggregate principal amount, maturity date, public offering price, interest rate or rates (which may be fixed or variable) or the method by which such rate or rates are determined and timing of payments of interest, if any, provision for redemption, sinking fund requirements, if any, any other variable terms and the method of distribution in connection with the offering of Securities in respect of which this Prospectus is being delivered, will be set forth in a Prospectus Supplement relating thereto. The Prospectus Supplement will contain information, where applicable, relating to certain U.S. and Canadian federal income taxes relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     PCS may sell Securities to or through underwriters or groups of underwriters or dealers, and also may sell Securities to one or more other purchasers, directly or through agents. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Securities offered thereunder, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

                  THE DATE OF THIS PROSPECTUS IS MAY 30, 1997.

                             AVAILABLE INFORMATION

     PCS is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a site on the World Wide Web that contains documents filed electronically with the Commission. The address of the Commission's web site is http://www.sec.gov, and the materials filed electronically by PCS may be inspected at such site. In addition, the materials filed by PCS at the New York Stock Exchange may be inspected at the Exchange's offices, 20 Broad Street, New York, New York 10005.

     PCS has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), concerning the Securities. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, or in any document incorporated by reference herein, as to the contents of any document are summaries of such documents and are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or such other document, each such statement being hereby qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, is on file at the offices of the Commission and may be inspected and copied as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     PCS incorporates by reference herein the following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-10351):

          (a) PCS's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) PCS's Current Report on Form 8-K, dated March 20, 1997, as amended by the Current Report on Form 8-K/A dated May 15, 1997, for the event dated March 6, 1997; and

          (c) PCS's Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

     All documents and reports filed by PCS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference) are available, without charge, to any person to whom this Prospectus is delivered, upon written or oral request to Potash Corporation of Saskatchewan Inc., Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, telephone
(306) 933-8500 (Attention: Corporate Secretary).

                   ENFORCEABILITY OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

     PCS is a corporation organized under the laws of the Province of Saskatchewan, Canada. Certain of the directors and executive officers of PCS are residents of Canada, and certain of the experts named in this Prospectus are residents of Canada. Substantial portions of the assets of PCS and its direct and indirect subsidiaries and such individuals and experts are located outside of the United States. As a result, it may be difficult or impossible for persons who purchase the Securities to effect service of process upon such persons within the United States in connection with matters arising under the United States federal securities laws or to enforce against them in United States courts judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws. There is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the United States federal securities laws. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in Canada.

                        FINANCIAL STATEMENT PRESENTATION

     Although PCS presents its financial statements in United States dollars, its financial statements and financial data derived therefrom presented in this Prospectus and in the documents incorporated by reference herein (other than pro forma information) have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP"), and thus may not be comparable to financial statements of United States companies. For a reconciliation of GAAP to generally accepted accounting principles in the United States as applied to the consolidated financial statements of PCS for the three years ended December 31, 1996 (the "Consolidated Financial Statements"), see Note 25 to the Consolidated Financial Statements which are incorporated by reference herein.

                                  THE COMPANY

     The Company is one of the world's largest integrated fertilizer companies with significant market share in each of the three primary fertilizer products -- potash, phosphate and nitrogen. In 1996, PCS's potash production represented 15% of global production, 23% of global potash capacity and an estimated 41% of global potash excess capacity. The Company is the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity. The Company believes its potash and phosphate reserves to be the largest in North America.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for cash of $555 million and 8,030,236 common shares of PCS. Since acquiring Arcadian Corporation, the Company has become the largest producer and marketer of nitrogen fertilizer and chemical products in the Western hemisphere. Arcadian Corporation now operates under the name PCS Nitrogen, Inc. In 1996, sales of Arcadian Corporation were divided approximately 60% to agricultural customers and 40% to industrial customers.

     The Company's products are used for agricultural and industrial purposes as well as for food ingredients. The Company produces and sells potash, solid phosphate fertilizers (principally diammonium phosphate ("DAP")), liquid phosphate fertilizers, phosphate feed supplements, purified phosphoric acid, ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. The Company produces potash from six mines in Saskatchewan (five of which it owns and operates), one in New Brunswick and one in Utah. The Company operates the world's largest vertically integrated phosphate mine and processing plant, which is located in North Carolina, a phosphate mine and two chemical plant complexes in northern Florida and seven phosphate feed plants in the United States. In addition, the Company manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama. As a result of the acquisition of Arcadian Corporation, the Company acquired eight sites dedicated to the production of nitrogen-related products, one of which also produces phosphate-related products.

     The mailing address of the Company's principal executive offices is Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, and its telephone number is (306) 933-8500. In this Prospectus, the "Company" means Potash Corporation of Saskatchewan Inc., its predecessors and its direct and indirect subsidiaries, unless the context otherwise indicates.

                             FINANCIAL INFORMATION

     The following sets forth selected historical and pro forma consolidated financial information of PCS for the periods indicated. The summary historical consolidated financial information is presented in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and the unaudited consolidated interim financial statements for each of the three-month periods ended March 31, 1996 and 1997, incorporated by reference herein. For a discussion of the principal differences between GAAP and U.S. generally accepted accounting principles, see Note 25 to the Consolidated Financial Statements. The historical consolidated financial information for each of the years in the five-year period ended December 31, 1996 are derived from consolidated financial statements of PCS audited by Deloitte & Touche. The historical consolidated financial information for each of the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated interim financial statements of PCS incorporated by reference herein. The three-month results are not necessarily indicative of the results that may be expected for any other period or a full year. The pro forma income statement data for the year ended December 31, 1996 gives effect to the acquisition of Arcadian Corporation (the "Arcadian Acquisition") as if it had occurred at the beginning of such period. The pro forma financial information does not purport to be indicative of PCS's results of operations that would actually have been obtained if the Arcadian Acquisition had been completed on such date or to project PCS's results of operations at any future date or for any future period.

                                             THREE
                                         MONTHS ENDED                              YEAR ENDED DECEMBER 31,
                                           MARCH 31,         -------------------------------------------------------------------
                                     ---------------------   PRO FORMA
                                      1997(1)      1996        1996        1996       1995(2)      1994        1993       1992
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   -------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Net sales..........................    464,834     366,871   2,604,608   1,403,868     856,080     363,117     212,193   214,083
Operating income...................     90,513      87,122    580,672      299,492     224,249      98,475      56,869    50,587
Net income.........................     56,365      63,678    353,687      209,036     159,486      91,219      44,697    39,875
Net income per share...............       1.18        1.40       6.60         4.59        3.68        2.12        1.13      1.03
FINANCIAL POSITION DATA
  (AT END OF PERIOD):
Working capital....................    334,974     210,919                 278,801     136,078     103,281      36,985    70,912
Total assets.......................  4,446,617   2,525,099               2,494,387   2,581,817   1,027,766   1,036,490   915,049
Long-term debt.....................  1,365,791     714,417                 619,963     714,498       2,000      20,128    48,900
Shareholders' equity...............  2,021,247   1,295,573               1,405,496   1,241,875     964,334     903,719   809,460
OTHER FINANCIAL DATA:
Operating cash flow................     82,565      68,644                 296,186     233,483     150,705      49,773    57,416
Capital expenditures...............     25,282       8,384                  58,939      39,596      16,751      15,796     9,872
Ratio of earnings to fixed
  charges(3).......................       5.36        5.51       5.04         5.48        4.67       14.20        5.03      4.54

---------------
Notes:

(1) The Company acquired Arcadian Corporation on March 6, 1997.

(2) The Company acquired Texasgulf Inc. in April 1995 and White Springs Agricultural Chemicals, Inc. in October 1995.

(3) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income, and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                USE OF PROCEEDS

     Except as otherwise provided in an applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to PCS's funds to be used for general corporate purposes, including working capital, capital expenditures and the repayment of debt outstanding from time to time. Pending such application, such net proceeds may be invested in short-term marketable securities. Specific information about the use of proceeds from the sale of Securities will be set forth in the applicable Prospectus Supplement. PCS may from time to time incur additional indebtedness other than through the offering of Securities pursuant to this Prospectus.

                           DESCRIPTION OF SECURITIES

     The Securities will be issued under an indenture (the "Indenture") between PCS and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Indenture Trustee"). A form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Indenture Trustee at One Liberty Plaza, New York, N.Y. 10006. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the Securities and the Indenture are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indenture and the Securities. All Section references herein are to Sections of the Indenture, which are incorporated herein by reference. Capitalized terms used but not defined have the respective meanings set forth in the Indenture.

GENERAL

     The Securities will be direct unsecured obligations of PCS and will rank equally with all other unsecured and unsubordinated indebtedness of PCS. The Securities may be issued in one or more series, in each case as established from time to time by PCS or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Securities of such series, for issuance of additional Securities of such series (Section 301).

     The Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Securities. Any Indenture Trustee under the Indenture may resign or be removed with respect to one or more series of Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608). If two or more persons are acting as Indenture Trustee with respect to different series of Securities, each such Indenture Trustee will be an Indenture Trustee of a trust under the Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609). In general, any action to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Indenture Trustee under the Indenture.

     The Prospectus Supplement relating to the series of Securities being offered will contain the specific terms thereof, including:

          (a) The designation of such Securities.

          (b) The aggregate principal amount of such Securities.

          (c) The percentage of the principal amount at which such Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion will be determined.

          (d) The date or dates, or the method for determining such date or dates, on which the principal of such Securities will be payable.

          (e) The rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such Securities will bear interest.

          (f) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates will be determined, the persons to whom such interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

          (g) The place or places where the principal of (and premium, if any) and interest on such Securities will be payable, where such Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon PCS in respect of such Securities and the Indenture may be served.

          (h) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities may be redeemed, as a whole or in part, at the option of PCS, if PCS is to have such an option.

          (i) The obligation, if any, of PCS to redeem, repay or purchase such Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation.

          (j) If other than U.S. dollars, the currency or currencies in which such Securities are denominated and payable, which may be another currency or units of two or more other currencies or a composite currency or currencies, and the terms and conditions relating thereto.

          (k) Whether the amount of payments of principal of (and premium, if any) or interest on such Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts will be determined.

          (l) The Events of Default or covenants of such Securities, to the extent different from those described herein.

          (m) Whether such Securities will be issued in certificated or book-entry form.

          (n) Whether such Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto.

          (o) The applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof.

          (p) Any other terms, conditions, rights and preferences of such Securities (Section 301).

     The Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Prospectus Supplement for each offering of Securities may add to or change statements contained in this Prospectus. Except as may be set forth in any Prospectus Supplement, the Securities will not contain any provisions that would limit the ability of PCS to incur unsecured indebtedness or that would afford holders of Securities protection in the event of a highly leveraged or similar transaction involving PCS or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of PCS that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION OF TRANSFER

     Unless specified in the applicable Prospectus Supplement, the Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     The principal of (and applicable premium, if any) and interest on any series of Securities will be payable at the corporate trust office of the Indenture Trustee, which initially will be One Liberty Plaza, New York, New York 10006; provided that, at the option of PCS, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable register for such Securities or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof will be given to the holder of such Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series will be exchangeable for other Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Securities at the corporate office of the Indenture Trustee. In addition, subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the Indenture Trustee. Every Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Securities, but PCS may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by PCS with respect to any series of Securities, PCS may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that PCS will be required to maintain a transfer agent in each place of payment for such series. PCS may at any time designate additional transfer agents with respect to any series of Securities (Section 1002).

     Neither PCS nor the Indenture Trustee will be required to (a) issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption, (b) register the transfer of or exchange any Security, or portion thereof, called for redemption, except the unredeemed portion of any Security being redeemed in part, or (c) issue, register the transfer of or exchange any Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     PCS will be permitted to amalgamate or consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either PCS will be the continuing entity, or the successor entity (if other than PCS) formed by or resulting from any such amalgamation, consolidation or merger or which will have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof or the District of Columbia or Canada or any province thereof and will expressly assume payment of the principal of (and premium, if any) and interest on all of the Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, will have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions will be delivered to the Indenture Trustee (Sections 801 and 804).

CERTAIN COVENANTS

     Additional Amounts. Payments made by PCS under or with respect to the Securities will be free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless PCS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If PCS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, PCS will pay such additional interest ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") (a) with which PCS does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or any territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder. PCS will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. PCS will furnish to the Holders of the Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by PCS. PCS will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (a) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under (a) or (b) in this sentence, but excluding any such Taxes on such Holder's net income.

     At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if PCS will be obligated to pay Additional Amounts with respect to such payment, PCS will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Wherever in this Prospectus or a Prospectus Supplement there is mentioned the payment of the principal of (or premium, if any) or interest on, or in respect of, any Security of any series or payment of any related coupon or the net proceeds received on the sale or exchange of any Security of any series, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The obligations of PCS to pay Additional Amounts if and when due will survive the termination of the Indenture and the payment of all amounts under or with respect to the Securities (Section 1009).

     Limitation on Liens. PCS may not, and may not permit any Subsidiary of PCS to, incur any Lien on or with respect to any of the Principal Property of PCS or any such Subsidiary owned on or acquired after the date of the Indenture to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Securities equally and ratably with such Debt or, in the event such Debt is subordinate in right of payment to the Securities, prior to such Debt, as to such Principal Property for so long as such Debt will be so secured. The foregoing restrictions will not apply to Liens in respect of Debt existing on the date of the Indenture, to Liens on or with respect to property that is not Principal Property, or to (a) Liens securing only Securities; (b) Liens in favor of PCS or any of its Subsidiaries; (c) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation of the financing of such acquisition);

(d) Liens to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of property used in the business of PCS or any of its Subsidiaries and subject to such Liens, provided that (i) the principal amount of any Debt secured by such Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any other property other than such property and any such improvements, and (iii) such Debt is incurred within 270 days of such purchase, construction or improvement; (e) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with PCS or any of its Subsidiaries that were not created in anticipation of the acquisition of such Person, provided that such Lien does not extend to or cover any property other than that of the Person so merged, amalgamated or consolidated; (f) Liens on any Principal Property in favor of a governmental body to secure partial progress, advance or other payments pursuant to any contract or statute of such governmental body; and (g) Liens to secure Debt incurred to extend, renew, refinance, replace or refund (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, (i) any secured Debt existing on the date of this Indenture, or (ii) any Debt secured by any Lien referred to in the foregoing clauses, so long as in each such case the Lien does not extend to any other property and the Debt so secured is not increased other than for reasonable costs related to such extension, renewal, refinancing, replacement or refunding.

     In addition to the foregoing, PCS and its Subsidiaries may incur a Lien or Liens to secure Debt (excluding Debt secured by Liens permitted under the foregoing exceptions) the aggregate amount of which, including Attributable Debt in respect of Sale and Leaseback Transactions, does not exceed 10% of Consolidated Net Tangible Assets. PCS and its Subsidiaries may also incur a Lien or Liens to secure any Debt incurred pursuant to a Sale and Leaseback Transaction, without securing the Securities equally and ratably with or prior to such Debt, as applicable, provided that such Sale and Leaseback Transaction is permitted by the provisions of the Indenture described below in clauses (b) and (c) under "-- Limitation on Sale and Leaseback Transactions" (Section 1010).

     Limitation on Sale and Leaseback Transactions. PCS may not, and may not permit any Subsidiary of PCS to, enter into any Sale and Leaseback Transaction with respect to any Principal Property (except for a period, including renewals, not exceeding 36 months) unless (a) at the time of entering into such Sale and Leaseback Transaction, PCS or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, secured by a Lien, without equally and ratably securing the Securities; (b) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the greater of (i) the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction, or (ii) the fair value (in the opinion of an executive officer of PCS) of such Principal Property to the acquisition of or construction on property used or to be used in the ordinary course of business of PCS or a Subsidiary of PCS, and PCS shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction; or (c) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction to the voluntary defeasance or retirement of Debt, which amount will not be less than the fair value (in the opinion of an executive officer of PCS) of such Principal Property less an amount equal to the principal amount of such Debt voluntarily defeased or retired by PCS or such Subsidiary within such 12-month period and not designated as a credit against any other Sale and Leaseback Transaction (Section
1011).

     Notwithstanding the foregoing, in no event shall PCS be required to defease or retire, in the aggregate with respect to any and all such transactions, more than 25% of the original aggregate principal amount of a series of the Securities on or prior to the fifth anniversary of the Issue Date thereof. If the aggregate net proceeds that would be otherwise required to defease or retire Securities on or prior to the fifth anniversary of the Issue Date would exceed 25% of the original aggregate principal amount of such series (such excess being "25% Excess Proceeds"), then promptly after such fifth anniversary PCS shall defease or retire Securities in an amount equal to the 25% Excess Proceeds. Pending such defeasing or retiring of Securities, the 25% Excess Proceeds shall be invested and maintained in Permitted Short-Term Investments and PCS shall not distribute such proceeds in respect of its shares (Section 1011).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Security of such series; (b) default in the payment of principal of (or premium, if any) any Security of such series when due; (c) default in making any sinking fund payment as required for any Security of such series; (d) default in the performance or breach of any other covenant or warranty of PCS contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Securities other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by PCS (including obligations under leases required to be capitalized on the balance sheet of the lessee under GAAP but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000 or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by PCS (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of PCS or any Significant Subsidiary of PCS; and (g) any other Event of Default provided with respect to a particular series of Securities (Section 501).

     If an Event of Default under the Indenture with respect to Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series will have the right to declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately by written notice thereof to PCS (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) PCS deposits with the Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Indenture Trustee, and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) are cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or interest on any Security of such series, or
(b) under a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Security affected thereby (Section 513).

     The Indenture Trustee will be required to give notice to the holders of Securities within 90 days of default under the Indenture unless such default is cured or waived; provided that such Indenture Trustee may withhold notice to the holders of any series of Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Security of such series or in payment of any sinking fund installment in respect of any Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601).

     The Indenture provides that no holders of Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Securities of such series (Section 507). This provision will not prevent, however, any holder of Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Securities at the due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Securities then outstanding under such Indenture, unless such holders offer to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, PCS will be required to deliver to the Indenture Trustee a certificate, signed by one of several specified officers of PCS, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Securities issued under the Indenture which are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the holder of each Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of interest on any Security; (b) reduce the principal amount of any Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Security; (c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any) or interest on any Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Security; (e) reduce the above-stated percentage of outstanding Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Security (Section
902).

     The holders of not less than a majority in principal amount of outstanding Securities issued under the Indenture will have the right to waive compliance by PCS with certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture will be permitted to be made by PCS and the Indenture Trustee thereunder without the consent of any holder of Securities for any of the following purposes: (a) to evidence the succession of another person to PCS as obligor under the Indenture; (b) to add to the covenants of PCS for the benefit of the holders of all or any series of Securities or to surrender any right or power conferred upon PCS in the Indenture; (c) to add Events of Default for the benefit of the holders of all or any series of Securities; (d) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Securities in bearer form, or to permit or facilitate the issuance of Securities in uncertificated form, provided that such action will not adversely affect the interests of holders of the Securities in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination will become effective only when there are no Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Securities; (g) to establish the form or terms of Securities of any series; (h) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action will not adversely affect the interests of holders of Securities of any series issued under such Indenture in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Securities, provided that such action will not adversely affect the interests of the holders of the Securities of any series in any material respect (Section 901).

     The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Securities, (a) the principal amount of an Original Issue Discount Security that is deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Security denominated in a currency other than U.S. dollars that will be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Security of the amount determined as provided in (a) above), (c) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security in the Indenture, and (d) Securities owned by PCS or any other obligor upon the Securities or any Affiliate of PCS or of such other obligor will be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the holders of Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Indenture Trustee, and also, upon request, by PCS or the holders of at least 10% in principal amount of the outstanding Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1500). Except for any consent that must be given by the holder of each Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Securities of that series; provided, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Securities of a series may be adopted at a meeting by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Securities of that series. Any resolution passed or decision taken at any meeting of holders of Securities of any series duly held in accordance with the Indenture will be binding on all holders of Securities of that series. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in principal amount of the outstanding Securities of a series (Section 1504).

     Notwithstanding the foregoing provision, the Indenture provides that if any action is to be taken at a meeting of holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of all outstanding Securities affected thereby, or of the holders of such series and one or more additional series: (a) there will be no quorum requirement for such meeting, and (b) the principal amount of the outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will determine whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     PCS is permitted under the Indenture to discharge certain obligations to holders of any series of Securities issued thereunder that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in such currency in which such Securities are payable in an amount sufficient to pay the entire indebtedness on such Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Securities have become due and payable) or to the stated maturity and redemption date, as the case may be (Section 401).

     The Indenture provides that PCS may elect either (a) to defease and be discharged from any and all obligations with respect to the Securities or a series (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Securities and the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402), or (b) to be released from its obligations with respect to such Securities under the restrictions described under "-- Certain Covenants" or, if provided pursuant to the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute an Event of Default with respect to such Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by PCS with the Indenture Trustee, in trust, of an amount, in such currency in which such Securities are payable at stated maturity, or Government Obligations, or both, applicable to such Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

     Such a trust will only be permitted to be established if, among other things, PCS has delivered to the Indenture Trustee an opinion of counsel to the effect that the holders of such Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section
1404).

     If after PCS has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Securities of any series, (a) the holder of a Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Security will be deemed to have been, and will be, fully discharged and satisfied though the payment of the principal of (and premium, if any) and interest on such Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Security into the currency, currency unit or composite currency in which such Security becomes payable as a result of such election based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (b) the ECU, both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (c) any currency unit or composite currency other than the ECU for the purposes for which it was established. All payments of principal of (and premium, if any) and interest on any Security that is payable in a currency other than U.S. dollars that ceases to be used by its government of issuance will be in U.S. dollars (Section 101).

     If PCS effects covenant defeasance with respect to any Securities and such Securities are declared due and payable because of an Event of Default, the amount in such currency in which such Securities are payable, and Government Obligations on deposit with the Indenture Trustee, will be sufficient to pay amounts due on such Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Securities at the time of the acceleration resulting from such Event of Default. However, PCS would remain liable to make payment of such amounts due at the time of acceleration.

GLOBAL SECURITIES

     The Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. The Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Securities will be described in the applicable Prospectus Supplement relating to such series.

                              CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as other terms used herein for which no definition is provided (Section 101).

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). "Net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Net Tangible Assets" of PCS means, at any date, the gross book value as shown by the accounting books and records of PCS of all property both real and personal of PCS and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (including appropriate deductions for any minority interests in property of Subsidiaries of PCS) less (a) the gross book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of its properties, and
(d) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by PCS or its Subsidiaries.

     "Debt" of PCS or any Subsidiary means any indebtedness of PCS or any Subsidiary, whether or not contingent, in respect of (without duplication) (a) borrowed money, whether or not evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any Lien existing on property owned by PCS or any Subsidiary, (c) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (d) the principal amount of all obligations of PCS or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (e) any lease of property by PCS or any Subsidiary as lessee which is reflected on PCS's consolidated balance sheet as a capitalized lease in accordance with GAAP to the extent, in the case of items of indebtedness under (a) through (c) above, that any such items (other than letters of credit) would appear as a liability on PCS's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by PCS or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than PCS or any Subsidiary).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (b) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (c) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Securities.

     "GAAP" means generally accepted accounting principles, as in effect from time to time, in Canada, applied on a consistent basis.

     "Government Obligations" means securities which are (a) direct obligations of the United States of America or the government which issued the other currency in which the Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the other currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     "Issue Date" means the date upon which a series of Securities was first issued and authenticated under the Indenture.

     "Lien" means any mortgage, charge, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security agreement except: (a) liens for taxes and other governmental assessments, including utility charges and vault rentals, (i) which are not yet delinquent, or (ii) which are being contested in good faith by all appropriate proceedings; (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's, brokers' or other like liens (i) which do not remain unsatisfied or undischarged for a period of more than 90 days, or
(ii) which are being contested in good faith by all appropriate proceedings; (c) attachment or judgment liens not giving rise to a default or an Event of Default and which are being contested in good faith by appropriate proceedings; (d) pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and (f) easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Permitted Short-Term Investments" means investments in obligations, maturing not more than 180 days after the date of acquisition: (a) issued by the Government of Canada or the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by Canada or the United States of America; (b) issued by a province of Canada, or an instrumentality or agency thereof, with a rating of at least R-1
(low) by Dominion Bond Rating Service Limited ("DBRS") or A-1 (low) by Canadian Bond Rating Service ("CBRS"); (c) term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes of any Canadian chartered bank or other financial institution which have been rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 or the equivalent thereof by Moody's Investors Service ("Moody's"), or at least A-1 by CBRS or at least R-1 (mid) by DBRS; (d) commercial paper issued by a corporation organized and existing under the laws of Canada or the United States of America with a rating of at least A-1 by S&P, P-1 by Moody's, R-1 (mid) by DBRS or A-1 by CBRS; (e) any asset-backed debt securities with ratings of at least A-1 by S&P, P-1 by Moody's, R-1 (high) by DBRS or A-1+ by CBRS; and (f) notes, bonds, coupons, debentures or other debt securities issued by any United States or Canadian corporation with ratings of at least A-1 by S&P, P-1 by Moody's, R-1
(mid) by DBRS or A-1 by CBRS; provided that in the event of a rating downgrade on any Permitted Short-Term Investment by S&P, Moody's, DBRS or CBRS during the period in which the Permitted Short-Term Investment is held, PCS acting reasonably shall have the full discretion to retain the Permitted Short-Term Investment to maturity.

     "Principal Property" means (a) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, that is held by PCS or any Subsidiary and has a gross book value (without deduction of any reserve for depreciation), on the date as of which the determination is being made, exceeding 3% of Consolidated Net Tangible Assets of PCS (other than any such interest that the board of directors of PCS determines by resolution is not material to the business of PCS and its Subsidiaries taken as a whole), or
(b) any of the Capital Stock or debt securities issued by any Significant Subsidiary.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement is the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X, promulgated by the Commission) of PCS.

     "Stated Maturity," when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

     "Subsidiary" means an entity a majority of the partnership interests or a majority of the outstanding voting stock of which is owned, directly or indirectly, by PCS and/or one or more other Subsidiaries of PCS. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe the principal Canadian federal income tax consequences to an investor (a) who is not resident in Canada for purposes of the Income Tax Act (Canada) (the "Act"), (b) who is a resident of the United States for purposes of the Canada-United States Income Tax Convention, and (c) who meets certain other requirements (a "U.S. Investor") of acquiring, owning and disposing of Securities, including whether the payment by the Company of principal (and premium, if any) and interest will be subject to Canadian non-resident withholding tax under the Act.

     The applicable Prospectus Supplement also will describe the principal United States federal income tax considerations applicable to a U.S. Investor of acquiring, owning and disposing of Securities, including any such considerations relating to (a) principal (and premium, if any) and interest payable with respect to the Securities, in a currency other than the United States dollar,
(b) the issuance of Securities with "original issue discount" (as defined for United States federal income tax purposes), if applicable, and (c) the inclusion of any special terms in Securities that may have a material effect for United States federal income tax purposes.

                              PLAN OF DISTRIBUTION

     PCS may sell Securities to or through underwriters and also may sell Securities to one or more other purchasers directly or through agents.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from PCS or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from PCS, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from PCS will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities will be a new issue with no established trading market. PCS may elect to list any series of Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but they will not be obligated to do so and may discontinue any market-making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements PCS may enter into, underwriters, dealers and agents, who participate in the distribution of Securities, may be entitled to indemnification by PCS against certain liabilities, including liabilities under the Securities Act.

     The Securities have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Securities may not be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, in violation of the securities laws of Canada or any province or territory thereof.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, PCS in the ordinary course of business.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS.

                                    EXPERTS

     The consolidated financial statements of PCS as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been audited by Deloitte & Touche, independent chartered accountants, as stated in their report incorporated by reference herein and therein, and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Arcadian Corporation as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been so incorporated in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and Coopers & Lybrand, independent chartered accountants, incorporated by reference herein and therein, and upon the authority of said firms as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PCS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH THEY RELATE IN ANY STATE TO ANY PERSON WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN EITHER IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Financial Information.................   S-4
Capitalization........................   S-5
Use of Proceeds.......................   S-5
Description of Notes..................   S-5
Credit Ratings........................   S-8
Certain Income Tax Considerations.....   S-9
Underwriting..........................  S-11
Legal Matters.........................  S-12

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents
  by Reference........................     2
Enforceability of Civil Liabilities
  Under United States Federal
  Securities Laws.....................     3
Financial Statement Presentation......     3
The Company...........................     3
Financial Information.................     4
Use of Proceeds.......................     5
Description of Securities.............     5
Certain Definitions...................    14
Certain Income Tax Considerations.....    17
Plan of Distribution..................    17
Legal Matters.........................    18
Experts...............................    18

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                                  $400,000,000

                             POTASH CORPORATION OF
                               SASKATCHEWAN INC.

                                7.125% NOTES DUE
                                 JUNE 15, 2007
                                 [POTASH LOGO]
                                   ---------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 11, 1997
                             (INCLUDING PROSPECTUS
                              DATED MAY 30, 1997)

                                   ---------
                               SMITH BARNEY INC.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.

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